UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

GENTIUM S.P.A.
(Name of Subject Company)

GENTIUM S.P.A.
(Names of Persons Filing Statement)

 Ordinary Shares, no par value
American Depositary Shares, each representing one Ordinary Shares
(Title of Class of Securities)

37250B104 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Dr. Khalid Islam
Chief Executive Officer
Gentium S.p.A.
Piazza XX Settembre 2
22079 Villa Guardia (CO), Italy
+39 031 537 3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

Lorenzo A. Corte, Esq.
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
 London, E14 5DS, England
+44 20 7519 7000

[x]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit A – Exhibit A is a Joint Press Release by Jazz Pharmaceuticals plc and Gentium S.p.A. announcing the agreement for Jazz Pharmaceuticals to acquire Gentium for US$57.00 per share.

JAZZ PHARMACEUTICALS AND GENTIUM S.p.A. ANNOUNCE AGREEMENT FOR JAZZ PHARMACEUTICALS TO ACQUIRE GENTIUM FOR $57.00 PER SHARE
Transaction would add a significant growth product in the European Union and Rest of World markets, Defitelio™ (defibrotide), a treatment for severe hepatic veno-occlusive disease in adults and children undergoing hematopoietic stem cell transplantation
Defitelio is highly complementary to Jazz Pharmaceuticals’ experience in and focus on orphan diseases in the area of hematology/oncology
  Transaction expected to be immediately accretive to Jazz Pharmaceuticals’ adjusted       earnings per share
Investor conference call to be held today, December 19, 2013 at 5:00 PM EST (10:00 PM GMT)
DUBLIN, Ireland and VILLA GUARDIA, Italy, December 19, 2013 -- Jazz Pharmaceuticals plc (Nasdaq: JAZZ) and Gentium S.p.A. (Nasdaq: GENT) today announced that they have entered into a definitive agreement pursuant to which a subsidiary of Jazz Pharmaceuticals will make a cash tender offer of $57.00 per share for all outstanding Gentium ordinary shares and American Depositary Shares, in a transaction that is valued at approximately $1 billion.
Gentium is a biopharmaceutical company focused on the development and manufacturing of therapies to treat and prevent a variety of rare diseases and conditions that currently have few or no treatment options, including orphan vascular diseases related to cancer treatments.  In October 2013, the European Commission granted marketing authorization for Defitelio™ (defibrotide), the company’s lead product, for the treatment of severe hepatic veno-occlusive disease (VOD) in adults and children undergoing hematopoietic stem cell transplantation.
“The planned combination of Jazz Pharmaceuticals and Gentium is highly synergistic, as we both are dedicated to bringing highly differentiated therapies to patients who have high unmet medical needs,” said Dr. Khalid Islam, chairman of the board of directors and chief executive officer of Gentium. “We believe that Jazz Pharmaceuticals’ commercial and clinical expertise, and existing multi-national infrastructure, will help realize the value of Defitelio to patients, as the first treatment approved in the European Union (EU) for the treatment of severe hepatic VOD.  After thoroughly evaluating our strategic options, our board of directors has determined that this all-cash transaction is in the best interest of our shareholders and employees.”
“Incorporating Gentium into Jazz Pharmaceuticals is a strong strategic fit as Defitelio would diversify our development and commercial portfolio and complement our clinical experience in hematology/oncology and our expertise in reaching targeted physicians who treat serious medical conditions,” said Bruce Cozadd, chairman and chief executive officer of Jazz Pharmaceuticals. “Because Defitelio is already approved in the EU, the acquisition would add a new orphan product that has potential for short- and long-term revenue generation, high growth and expansion of our multi-national commercial platform.”

This transaction has been approved by the Jazz Pharmaceuticals and Gentium boards of directors.  Jazz Pharmaceuticals has entered into support agreements with certain shareholders of Gentium, including members of the board of directors and management team of Gentium, pursuant to which each of these shareholders has agreed to tender the Gentium ordinary shares and American Depositary Shares owned of record or beneficially by such shareholder, which in the aggregate represent approximately 15 percent of the outstanding Gentium ordinary shares and American Depositary Shares as of the date of the agreements.

Transaction Closing
The transaction is structured as an all cash tender offer by a subsidiary of Jazz Pharmaceuticals for all of the outstanding ordinary shares of Gentium and American Depositary Shares representing ordinary shares of Gentium. The closing of the tender offer is conditioned upon at least 66.67 percent of the fully diluted number of ordinary shares and American Depositary Shares of Gentium being tendered in the offer, with an option at Jazz Pharmaceuticals’ discretion to lower the minimum tender condition to a majority of the outstanding ordinary shares and American Depositary Shares, as well as other customary closing conditions.  The tender offer is intended to facilitate the acquisition by Jazz Pharmaceuticals of as many ordinary shares and American Depositary Shares as possible, with the expectation that Gentium, following the offer, would cease to be a publicly-traded company. Following the closing of the tender offer, Jazz Pharmaceuticals intends to cause Gentium to seek to delist the American Depositary Shares from Nasdaq and to cause Gentium to terminate the deposit agreement relating to the American Depositary Shares. The transaction is expected to close in the first quarter of 2014.

Financing
Jazz Pharmaceuticals expects to finance the transaction with a combination of cash on hand, the proceeds from an incremental term loan and revolver borrowings under its existing senior secured credit facility.  Barclays has provided a binding commitment letter for a $500 million incremental term loan, subject to the satisfaction of customary conditions.
Advisors
Jazz Pharmaceuticals’ financial advisor for the transaction is Barclays, and its primary legal advisors are Weil, Gotshal & Manges LLP, Baker & McKenzie, Cooley LLP, Hogan Lovells and Gattai, Minoli & Partners.

Gentium’s financial advisor for the transaction is Jefferies LLC, and its primary legal advisors are Skadden Arps Slate Meagher & Flom and Gianni, Origoni, Grippo & Capelli Partners.

Conference Call Details
Jazz Pharmaceuticals will host a conference call and live audio webcast today at 5:00 pm EST/10:00 pm GMT to discuss this transaction. Interested parties may access the live audio webcast and slide presentation via the Investors & Media section of the Jazz Pharmaceuticals website at www.jazzpharmaceuticals.com. Please connect to the website prior to the start of the conference call to ensure adequate time for any software downloads that may be necessary to listen to the webcast. A replay of the webcast will be archived on the website for one week.

Audio webcast/conference call:
U.S. Dial-In Number: +1 866 318 8611
Outside the U.S. Dial-In Number: +1 617 399 5130
Passcode:  76331606

A replay of the conference call will be available through December 26, 2013 and accessible through one of the following telephone numbers and entering the passcode:

Replay U.S. Dial-In Number: +1 888 286 8010
Replay Outside the U.S. Dial-In Number: +1 617 801 6888
Passcode:  76786237

About Jazz Pharmaceuticals plc
Jazz Pharmaceuticals plc is a specialty biopharmaceutical company focused on improving patients' lives by identifying, developing and commercializing innovative products that address unmet medical needs. The company has a diverse portfolio of products in the areas of narcolepsy, oncology, pain and psychiatry. The company's U.S. marketed products in these areas include: Xyrem® (sodium oxybate) oral solution, Erwinaze® (asparaginase Erwinia chrysanthemi), Prialt® (ziconotide) intrathecal infusion, FazaClo® (clozapine, USP) HD and FazaClo LD. Outside of the U.S., Jazz Pharmaceuticals also has a number of products marketed by its EUSA Pharma division. For further information, see www.jazzpharmaceuticals.com.

About Gentium S.p.A.
Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacturing of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, has been granted Orphan Drug status by the U.S. Food and Drug Administration (FDA), by the European Medicines Agency, by the Korean Ministry of Food and Drug Safety (MFDS), both to treat and to prevent VOD, by the Commonwealth of Australia-Department of Health for the treatment of VOD and Fast Track Designation by the U.S. FDA to treat VOD. In October 2013, the European Commission granted Marketing Authorization for Defitelio™ (defibrotide) for the treatment of severe VOD in adults and children undergoing hematopoietic stem cell transplantation therapy.  In November 2013, the EU granted Orphan Drug Designation for defibrotide for the prevention of Graft versus Host Disease (GvHD).  For additional info and to sign up for email alerts, please visit www.gentium.com.

About Defitelio™
Defitelio obtained a Marketing Authorization by the European Commission for the treatment of severe hepatic VOD in hematopoietic stem-cell transplantation (HSCT) therapy.  A Phase 3 randomized controlled study of defibrotide in the prevention of hepatic VOD in pediatric HSCT patients has also been completed.  Defitelio has generally been well-tolerated; the most frequent adverse reactions observed during the treatment of hepatic VOD in pre-marketing use were hemorrhage, hypotension and coagulopathy.

About VOD
VOD is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation.  Certain high-dose conditioning regimens used as part of stem cell transplantation can damage the lining cells of hepatic blood vessels and result in VOD, a blockage of the small veins in the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD).  Stem cell transplantation is a frequently used treatment modality for hematologic cancers and other conditions in both adults and children.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995
This press release contains forward-looking statements regarding Jazz Pharmaceuticals and Gentium, including, but not limited to, statements related to the anticipated consummation of the tender offer for Gentium ordinary shares and American Depositary Shares and the timing and benefits thereof, the ability of Jazz Pharmaceuticals to realize the value of and achieve short and long-term revenue generation and high growth from Defitelio, and Jazz Pharmaceuticals’ expected financing for the transaction, as well as other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current expectations and inherently involve significant risks and uncertainties.  Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Jazz Pharmaceuticals' ability to complete the tender offer on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of closing conditions and the availability and terms of the financing for the transaction; risks associated with business combination transactions, such as the risk that the acquired business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed transaction; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; and the possibility that if Jazz Pharmaceuticals does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Jazz Pharmaceuticals' ordinary shares could decline; and those other risks detailed under the caption "Risk Factors" and elsewhere in Jazz Pharmaceuticals’  and Gentium’s U.S. Securities and Exchange Commission (“SEC”) filings and reports, including in Jazz Pharmaceuticals’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and Gentium’s Annual Report on Form 20-F for the year ended December 31, 2012, each of which is filed with the SEC, and future filings and reports by either company. Neither Jazz Pharmaceuticals nor Gentium undertakes any duty or obligation to update any forward-looking statements contained in this press release as a result of new information, future events or changes in its expectations.

Additional Information and Where to Find It
The tender offer for the outstanding shares of Gentium (including those shares represented by American Depositary Shares) referenced in this press release has not yet commenced.  This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Gentium, nor is it a substitute for the tender offer materials that Jazz Pharmaceuticals and its acquisition subsidiary will file with the SEC upon commencement of the tender offer.  At the time the tender offer is commenced, Jazz Pharmaceuticals and its acquisition subsidiary will file tender offer materials on Schedule TO, and Gentium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information.  Holders of shares of Gentium are urged to read these documents when they become available because they will contain important information that holders of Gentium securities should consider before making any decision regarding tendering their securities.  The Offer to Purchase, the related Letter of

Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Gentium at no expense to them.  Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at http://www.sec.gov or by (i) directing a request to Jazz Pharmaceuticals plc, c/o Jazz Pharmaceuticals, Inc., 3180 Porter Drive, Palo Alto, California 94304, U.S.A., Attention: Investor Relations, (ii) calling +353 1 634 7892 (Ireland) or + 1 650 496 2800 (U.S.) or (iii) sending an email to investorinfo@jazzpharma.com.  Investors and security holders may also obtain free copies of the documents filed with the SEC on Jazz Pharmaceuticals’ website at www.jazzpharmaceuticals.com under the heading "Investors" and then under the heading "SEC Filings."

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Jazz Pharmaceuticals and Gentium file annual, quarterly (except in the case of Gentium) and special reports and other information with the SEC.  You may read and copy any reports or other information filed by Jazz Pharmaceuticals or Gentium at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.  Jazz Pharmaceuticals’ and Gentium’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contact Information
Jazz Pharmaceuticals plc
Investors, Kathee Littrell, Vice President, Investor Relations, Jazz Pharmaceuticals plc, Ireland, + 353 1 634 7887, or U.S., + 1 650 496 2717; or Media, Laurie Hurley, Vice President, Corporate Affairs, Jazz Pharmaceuticals plc, Ireland, + 353 1 634 7894, U.S., +1 650 496 2796

Gentium S.p.A.
Salvatore Calabrese, SVP Finance, COO/CFO, +39 031 5373 260, scalabrese@gentium.it;
or The Trout Group, Chelsea Wheeler, +1 646 378 2941, cwheeler@troutgroup.com

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	Salvatore Calabrese
Name:	/s/Salvatore Calabrese
Title:	Senior VP, Finance, Chief Operating Officer and Chief Financial Officer

Date:	19 December 2013
(Date)